Naia - 16 years of gelato & ice cream innovation

Naia is **all** about **real**, **good** gelato & ice cream.

For sixteen years we have crafted quality gelato, working with Northern California **farms** and **artisans** such as Clover Sonoma Farms, TCHO, Ritual Roasters, St. Benoît Creamery, Fiddyment Farms, ALBA Organics, and Bellwether Farms.


BAR GELATO
by Naia
TRUTH IN FLAVOR
www.bargelato.com
BAR GELATO
by Naia
LOCAL. NATURAL. DELICIOUS.
BAR GELATO
by Naia

Naia seeks investment to reach the next level.

"Gold! Gold from the American River!"
  -- Sam Brannan 1848, owner of General Store at Sutter's Fort

Our mining for gold with the Naia brand remains strong:

- Naia Bar sales up 27% year-on-year (Q1 2018-Q1 2017):   ~150 units/store/week
- Naia Tub sales up 149% year-on-year (Q1 2018-Q1 2017):   ~12 units/store/week
- Naia Pint sales inaugural launch with 365byWFM: ~60 units/store/week

Selling picks and shovels for "miners for upside" strengthens / diversifies Naia's brand play:

- R&D planning a launch of the fourth line : Bellwether Farm Sheep's Milk dessert
- Distribution engaging NorCal Independents with Whole Foods Market as anchor customer.
- Seeing strong demand for boutique and FDA/FSMA compliant manufacturing.

Naia Brand - Immediate Opportunities

Market Pack


BAR GELATO
by Naia
COFFEE COLLECTION
A delicious diversion from the daily grind.
COLD PRESS
CHOCOLATE MOCHA
ICED COFFEE
THREE BARS
NET WEIGHT
2.7oz. (75G)


BAR GELATO
by Naia
CITRUS COLLECTION
A bright sunset-hued palette bursting with crisp citrus flavors so vibrant they'll instantly transport you to a sun-drenched Sicilian orchard. Just-picked perfection and a zest for the good life – pucker up!
BLOOD ORANGE • TANGELO • GRAPEFRUIT


BAR GELATO
by Naia
MINT COLLECTION
Crisp, fragrant mint, a hint of chocolate, and a spritz of lime.
CHOCOLATE MINT
MINT MOJITO
SPEAR MINT
THREE BARS
NET WEIGHT
2.7oz (75G)

Pint (14oz Cup)


GELATO Naia GELATO Naia
NATURAL, SIMPLE, DELICIOUS
Naia
MADAGASCAR VANILLA
GELATO
NET VOLUME 14 FL OZ (414ml)


GELATO Naia GELATO Naia
NATURAL, SIMPLE, DELICIOUS
Naia
TCHO CHOCOLATE
GELATO
NET VOLUME 14 FL OZ (414ml)


GELATO Naia GELATO Naia
NATURAL, SIMPLE, DELICIOUS
Naia
PISTACHIO
GELATO
NET VOLUME 14 FL OZ (414ml)


GELATO Naia GELATO Naia
NATURAL, SIMPLE, DELICIOUS
Naia
SEELY PEPPERMINT PATTIE
GELATO
NET VOLUME 14 FL OZ (414ml)


GELATO Naia GELATO Naia
NATURAL, SIMPLE, DELICIOUS
Naia
RECCHIUTI BURNT CARAMEL
GELATO
NET VOLUME 14 FL OZ (414ml)

Naia Brand - HomeCranked Opportunities


OPEN WIDE
by Naia
ORGANIC
Home Cranked
ICE CREAM MIX
READY TO USE
naia
HUMBOLDT
1 QUART (946 ML)

New York Times


The New York Times
WEDNESDAY, JULY 6, 20
KE, BUT NO CHA
cream base. It was a blend of organic milk, cream, sugar and egg yolks to make ice cream at home, something like the mixtures that many ice cream shops use, but not something home cooks can usually buy. Churn it with the flavors of your choice for 14 percent butterfat French (custard-based) ice cream. Another simple, uncommon and subtly tasty item was birch water, consisting of undiluted, unsweetened, earthy birch sap from Ukraine. Other observations I took away: coconut in every possible permutation; maple on the rise, challenging honey; and new dessert hummus in flavors including chocolate and
Home Cranked
ICE CREAM MIX
Säpp
DELTA

O Magazine


The Best Books of Summer
Love, lust, betrayal—and the awesome return of Terry McMillan
O
THE OPRAH MAGAZINE
LIVE YOUR BEST LIFE
STEP AWAY FROM THE STOVE!
24 FABULOUS NO-COOK DISHES
PLUS
THE GREATEST RIBS GAYLE'S EVER TASTED
The O List, pg. 47
A QUICK LESSON IN SELF-WORTH
...for anyone who's ever sold herself short
How Not to Get Sick on Vacation
Cool Factor
Step 1: Take out your ice cream maker and recipe. Step 2: Skip the first six or seven steps and use this organic blend instead. Step 3: Add mix-ins and freeze, or just freeze and enjoy what is quite possibly the best vanilla ice cream the O staff has ever tasted. (Organic ice cream mix, originally $14 for two quarts, now 20 percent off with code OPRAH; homecranked.com)
Home Cranked
ICE CREAM MIX
JULY 2016 | 46 | @OPRAHMAGAZINE

Naia Brand - Export Opportunities

- The public in China does not trust its domestic milk supply because of past melamine scandals and low butterfat herds. Their middle class is growing and appreciate better quality ice cream and trust imports from California.
- Naia was partner in past joint venture to license IP (Chinese trademarks and internet domains) and export gelato mix based on California milk.
- Completed three export orders to China and one to Malaysia before joint venture partner expired.
- IP still available for license giving strong foothold in Chinese market with Naia’s export experience.
- The improved manufacturing facility will allow Naia to supply finished goods at pallet quantities to consolidator to sell in China, Japan, Singapore, and Korea.


第 10914646 号
商标注册证
naia
商标注册证
BAR GELATO
By Naia
第 10914647 号
商标注册证
naia gelato
california

Naia Producer Services - Opportunities

Naia sells a vertically integrated pipeline to prominent farms/brands that already sell in WFM, looking to go beyond fluid. We cover the span between ideation to retail shelf execution for gelato, ice cream, and novelties:

1. **Product Development** - Naia develops frozen desserts respectful of a partner's brand and history. We successfully launched the 12 SKU Clover-Sonoma Craft ice cream line, a 6 SKU St. Benoît Creamery organic ice milk line, an 8 SKU New Barn organic almond milk line, and an upcoming 8 SKU line for Bellwether Farms.

2. **Production** - Naia runs a pilot manufacturing ice cream and novelty creamery in Hercules for its own brand and other products. ==We are looking to grow our capacity with investment.==

3. **Direct Store Distribution** - NaiaDSD carries eight brand lines with 125 SKUs on its fleet of seven freezer trucks with a distribution network in Northern California from Ukiah to Roseville, Folsom and Monterey.



INNOVATE NEW PRODUCTS FOR OURSELVES

ADVISE & DEVELOP FOR CLIENTS

Formulate > Produce > Distribute

RETAIL SHELVES

RETAIL SHELVES

Funding enhances our production capacity.

Management Team

Chris Tan – CEO. 18+ years in Product Development. Director of Engineering at high-tech startup Calimetrics.

Trevor Morris – VP Operations. 28+ years in F&B Operations including Brinker/Cheesecake Factory. Grew up on a dairy.

Ray Williams - Distribution Manager. 20+ years in distribution and operations management at Coca-Cola, Foster Farms Dairy, and Markstein Sales.

Craig Nisbet - Sales Manager. 38+ years in distribution and sales management at FCW Imports and Honeymoon Brands.

Goals with Raise

1. National sale launch of the Pint and Bar Gelato Market Pack product.

2. Improvement of Hercules creamery with improved efficiencies and capacity for Naia brand and other customers such as Bellwether Farms. We have good fortune with a unique real estate opportunity next door to easily leverage our existing creamery in Hercules with little downtime or reconfiguration.

3. Restructuring of high-interest debt and leverage existing real estate capital gain to improve balance sheet and reduce monthly cash flow out.

4. Project totals $2.4 million:
   a. Equity Injection: $450k
   b. Real Estate: $530k
   c. Construction and Contingency: $275k
   d. Equipment: $310k
   e. Loan Restructure and Loan Costs: $675k
   f. Working Capital: $150k-550k

Real Estate Project Overview

MAJOR EQUIPMENT

- TetraPak S700A Continuous Freezer $71,125
- TetraPak FF2000 Ingredient Doser $37,250
- TetraPak ProPump C2 Variegate Pump $19,185
- TetraPak Liquichip $12,000
- MTA model TAEevo -081   Water Recycler/Chiller $20,020
- S/S Dual Mix Tanks and Pipes $61,035
- Sawvel Pint/Quart Filler $65,040
- SafeLineMetal Detector $25,120

